SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 7 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
July 1, 2025	(92,652)	$13.7306
July 2, 2025	(140,759)	$14.0062
July 3, 2025	(90,519)	$13.9337